Filed by Advanced Emissions Solutions, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company:
Advanced Emissions Solutions, Inc.
(Commission File No. 001-37822)

On November 9, 2022, Advanced Emissions Solutions, Inc. (“ADES”) participated in the following presentation that included a discussion of the proposed business combination between ADES and Arq Limited:

CORPORATE PARTICIPANTS:
Ryan Coleman, Investor Relations
Greg Marken, President, Chief Executive Officer and Treasurer
Morgan Fields, Chief Accounting Officer
PRESENTATION
Operator
Good morning ladies and gentleman, welcome to the Advanced Emissions Solutions Q3 2022 Earnings Results Call. My name is Juaquita, I will be your moderator for today’s call. All lines will be muted during the presentation portion of the call. I would now like to turn the conference over to your host Ryan Coleman, with Investor Relations. Ryan, please go ahead.
Ryan Coleman – Investor Relations
Thank you and good morning, everyone, and thank you for joining us today for our third quarter 2022 earnings results call. With me on the call today are Greg Marken – Chief Executive Officer, President and Treasurer – as well as Morgan Fields – Chief Accounting Officer.
This conference call is being webcasted live within the Investor section of our website, and a downloadable version of today’s presentation is available there as well. A webcast replay will also be available on our site, and you can contact Alpha IR Group for investor relations support at 312-445-2870.
Let me remind you that the presentation and remarks made today include forward-looking statements as defined in Section 21E of the Securities Exchange Act. These statements are based on information currently available to us and involve risks and uncertainties that could cause actual future results, performance, and business prospects and opportunities to differ materially from those expressed in, or implied by, these statements.
These risks and uncertainties include, but are not limited to, those factors identified on Slide 2 and 3 of today’s slide presentation, in our Form 10-Q for the quarter ended September 30, 2022, and other filings with the Securities and Exchange Commission. Except as expressly required by the securities laws, the Company undertakes no obligation to update those factors or any forward-looking statements to reflect future events, developments or changed circumstances, or for any other reason.
In addition, it is especially important to review the presentation and today’s remarks in conjunction with the GAAP references in the financial statements.
With that, I would like to turn the call over to Greg.
Greg Marken– Chief Executive Officer
Thank you, Ryan, and thanks to everyone for joining us this morning.

Our third quarter showed another period of solid Consumables revenue growth as macroeconomic conditions continue to support demand and revenue improvements from our Power Generation, industrial and municipal water customers. Consumables revenue for the quarter grew to $28.4 million dollars compared to $26.7 million in the prior year, a 7% increase. The growth was driven by increased volumes and improved pricing, partially offset by product mix. Our Consumables gross margin was 24.1% in the quarter compared to 25.2% in 2021.
On a year-to-date basis, total sales volumes are significantly higher than the prior year along with a much-improved average selling price, which has driven consumables revenue growth of 27% compared to the first nine months of 2021.
For the quarter, we reported a net loss of $2.4 million dollars in 2022 compared to net income of $24.3 million in 2021. The difference being due to the effect of Tinuum investments in the prior year. Our Adjusted EBITDA loss was $0.5 million compared to Adjusted EBITDA of $28.5 million in 2021, which again was the result of Tinuum investment contributions in 2021. As we have discussed on previous calls, Tinuum ceased operations as of December 31, 2021, as a result of the end of the Section 45 tax credit generation period.
Our production volume at Red River was strong during the quarter, and our inventory position modestly improved during the period. However, inventory tightness and supply constraints continue to be a concern. Additionally, our capital allocation priority remains the organic investment in our manufacturing assets to ensure we are able to meet customer demand and to continue to win attractive commercial opportunities within the market.
In September we announced that we reached an agreement to sell our Marshall Mine to Caddo Creek Resource Company. Upon closing of the transaction, which we expect to occur in the first half of 2023, the asset retirement obligation and other liabilities, which are approximately $5.1 million dollars as of quarter-end, will be removed from our balance sheet. This is another positive step as we de-risk our balance sheet and focus on our Red River operations and the proposed merger with Arq. We also expect the sale to result in the release of a portion of our restricted cash once the asset retirement obligation goes away.
Turning to our outlook, we continue to expect top-line growth supported by macroeconomic factors and pricing initiatives, as well as strong sales and a robust commercial pipeline. Our total sales volumes year-to-date are higher than the prior year. However, in the third quarter, our sales volumes were down slightly when compared to the second quarter, partially due to scheduled plant retirements related to the Power Generation market, as well as selective bidding on certain contracts. We continue to manage volumes closely, given continued strong demand for our products, as well as ongoing challenges of sourcing certain third-party carbons to support target inventory levels. As a result, we are being selective regarding the volume commitments we make, carefully targeting our bidding activity, focusing on pricing initiatives and stepping up the overall earnings profile of our products.
Shortly after the end of the third quarter, we encountered a mechanical issue in one of the furnaces at our Red River facility, which led to a week and a half of downtime for that unit. The mechanical issue has been addressed and resolved: however, the associated downtime resulted in lost production and will affect our inventory position as we move into the end of the year. Combining all of these factors, we will continue to supplement our inventory through external sources in order to meet high customer demand, yet we do expect levels of purchased inventory in 2023 to be reduced compared to the current year, which we expect to have a positive impact on the margin profile of our consumable carbon products going forward.
Our margins continue to be pressured by the higher cost per unit we are currently experiencing as a result of this sourcing of supplemental carbon, as well as inflationary impacts on a number of operational costs. We expect these pressures to persist into 2023. In addition, general supply-chain bottlenecks seen across the economy remain a headwind, causing an increase in certain product input costs and related transport costs, as well as negatively impacting the timely receipt of various product inputs. We are attempting to alleviate these manufacturing cost pressures through increased average selling price and positive changes in our product mix, and targeting markets and contracts with better economics. We remain pleased and encouraged by our ability to re-align contracts to current market conditions when possible and, as a result, our average selling price is trending higher. In addition, our contract renewal rates with existing customers remains above 90%, which is a testament to both our sales and support teams as well as the efficacy of our activated carbon technologies.
With that, I will turn the call back over to Morgan, to review our financial performance in greater detail.

Morgan Fields – Chief Accounting Officer
Thank you, Greg. Slide 5 provides a snapshot of our third quarter and nine-month ended financial performance.
Third quarter consumables revenues and costs of revenues, exclusive of depreciation and amortization, were $28.4 million dollars and $21.6 million dollars, respectively, compared to $26.7 million and $20 million for the third quarter of 2021. For the nine months ending September 30th, consumables revenues and costs of revenues, exclusive of depreciation and amortization, were $79.6 million dollars and $63 million, respectively, compared to $62.6 million and $48.7 million for the first nine months of 2021. The revenue increase, quarter over quarter, is due to a combination of higher sales volumes and improved pricing. Year-to-date, our revenue growth is primarily driven by higher product volumes, which generated approximately $11.2 million dollars of revenue improvement. Product volumes in 2022 were higher in power generation primarily due to higher natural gas prices compared to the prior year period, which contributed to increased demand for our products. Year-to-date consumables revenues also increased by approximately $4.3 million due to favorable selling prices of our products, and by approximately $0.6 million dollars due to favorable product mix.
Third quarter other operating expenses were $9.5 million dollars compared to $7.6 million dollars for the third quarter of 2021. Trailing nine-month other operating expenses were $25.3 million dollars compared to $21.8 million in the prior year. The increases are mainly the result of higher legal and professional fees associated with the Company’s strategic review process, which was partially offset by lower payroll and benefits expense as well as the gain on change in the estimate on the asset retirement obligation that was recorded in 2021.
We did not record any earnings from equity method investments in the third quarter, compared to $22.2 million dollars in the third quarter of 2021. Year-to-date earnings from equity method investments totaled $3.2 million dollars compared to $61.9 million in 2021. The declines were the result of all remaining invested Refined Coal facilities reaching the end of their tax credit generation period as of December 31, 2021. Going forward, we do we do not expect to collect any further distributions nor recognize any material earnings from our equity investments in Tinuum.
Third quarter interest expense was 0.1 million dollars, compared to 0.1 million in the third quarter of 2021, while year-to-date interest expense was 0.2 million compared to 1.4 million in the prior year. The decrease in interest expense for the year-to-date period was primarily driven by the full repayment of the Company’s senior term loan during the second quarter of 2021.
The Company did not recognize any income tax expense or benefit for the third quarter of 2022 compared to income tax expense of $4.6 million dollars for the third quarter of 2021. We also did not recognize any income tax expense or benefit in the nine-month period, versus the $14 million expense in the prior year.
The Company reported a third quarter net loss of $2.4 million dollars, or negative thirteen cents per diluted share, compared to net income of $24.3 million, or one dollar thirty one per share, for the third quarter of 2021. Year-to-date, net loss was $5.8 million or negative thirty one cents per diluted share, versus a net income of $54.6 million or two dollars and ninety six cents per diluted share in 2021. The declines on a quarterly and year-to-date basis are again primarily attributable to lower earnings from equity method investments as a result of the wind down of the Tinuum investments.
Third quarter Consolidated Adjusted EBITDA loss was $0.5 million dollars compared to positive EBITDA of $28.5 million in the prior year. For the nine-month period ended September 30th, Consolidated Adjusted EBITDA was $2.5 million dollars, compared to $75.8 million for the nine-month period in the prior year. The decline in adjusted EBITDA was mainly the result of the decline in royalties and equity earnings from Tinuum investments, along with increased legal and consulting fees related to the proposed Arq Merger.
Cash balances as of September 30th, including restricted cash, totaled $85.8 million dollars, compared to $88.8 million as of December 31, 2021. The Company's only debt outstanding are finance lease obligations which total $4.9 million dollars as of quarter end.

Capex for the third quarter totaled $3.3 million compared to $1.4 million in the prior year period. Year-to-date Capex was $6.5 million compared to $6.7 million in 2021. We expect we expect to spend $4.9 million on Capex and mine and mine development for the remainder of the year. We anticipate an elevated level of CapEx in 2023, including a planned plant shutdown for scheduled maintenance and repairs that occurs every two years, along with the completion of certain planned projects that have been postponed in 2022.
As Greg mentioned, during the quarter we entered into an agreement to sell Marshall Mine to Caddo Creek Resources Company. We do not expect any cash infusion from the transaction. Rather, we will pay roughly $2.4 million to Caddo Creek, subject to certain adjustments, which will which will eliminate the asset retirement obligation from our balance sheet. We also expect a portion of our restricted cash to be released upon closing of the transaction, which we anticipate will occur sometime in the first half of the year.
I’ll now turn the call back to Greg.
Greg Marken– Chief Executive Officer
Thank you, Morgan. As we have discussed, our recent third quarter included robust performance, both operationally and financially. Not only did we see continued high demand for our products and capitalized on improved pricing, but we also took steps to reduce risk to our business by selling the Marshall Mine. In addition, the quarter was highlighted by the announcement of our intent to merge with Arq Limited. I would like to take a few minutes to reiterate the reasons why we are so excited about this transaction.
Broadly speaking, the merger will be transformative to our Company in a number of ways.
First, it expands our commercial growth opportunities by enabling us to produce new GAC products, using Arq Powder as an ultra-pure, high-value bituminous-based feedstock, thus allowing us to participate in expanded and higher margin activated carbon markets.
As it relates to the market today, we believe that the current North American activated carbon market is structurally underserved. The expansion of our product portfolio to include bituminous-based GAC products will allow us to address more than 80% of the North American activated carbon market vs. the 35% that currently may be addressable, using our existing lignite-based products. In other words, the merger with Arq will provide a longer-term, sustainable and diversified product mix to compete in higher margin activated carbon markets.
However, the utilization of a second feedstock will create the need to expand the production capabilities of our Red River facility. Our Red River plant was not designed or constructed to include certain manufacturing processes necessary to produce bituminous-based activated carbon. Although we would have needed to have include many of the same capital upgrades to our plant over the long-term to enable the processing of alternative feedstocks for our standalone growth, the opportunity to immediately secure a vertically integrated and patent protected feedstock of superior quality makes this opportunity very unique and attractive.
In addition to the expanded activated carbon market opportunities, the merger also opens the door to new, non-activated carbon markets that Arq is currently pursuing and that otherwise would not be available to us within our existing business. These opportunities include additives for Asphalt, Carbon Black and Marine Fuel, providing additional growth and diversification for the combined company.
Second, the merger provides us with a sustainable competitive advantage compared to other activated carbon producers by securing a high-quality, domestically sourced feedstock that is low-cost, vertically integrated into the combined operations and has been shown to create high-performance products that are consistently activated and extremely porous. The results of product testing performed to date have been very positive and we expect to be able to monetize the value of our enhanced performance as we go to market.
The competitive value of securing our own domestic source of bituminous feedstock is significant, as we will be the only North American activated, activated carbon manufacturer that controls 100% of its primary feedstock needs. The exclusive access to Arq Powder, and the fact that Arq’s processes for converting coal waste into Arq powder are patent protected, provide a platform for maintaining a competitive cost position and long-term success.

Arq Powder is low-cost, and it is derived from coal mine waste, which is both inexpensive to obtain and abundant in quantity. There is likely more than 30 years’ worth of feedstock material located at the Corbin site alone, with numerous other locations in the U.S from which coal waste can be obtained and converted into Arq Powder using Arq’s patent protected processes.
The combined company carries an attractive Environmental, Social and Governance profile, through the utilization of waste as a feedstock, resulting in lower scope 1 and scope 2 manufacturing emissions, promoting reclamation of property for future use, and the generation of excess electricity from our current manufacturing processes that is returned to the grid. Thus, as activated carbon is utilized as a cleaning mechanism in products and processes throughout our everyday lives, the production of these unique products will enable a first of its kind cleaner activated carbon product while also contributing the sustainability goals and priorities of our customers.
This platform for a sustainable competitive advantage through the expanded vertical integration of our business would not holistically be available to us exclusive of this transaction.
Finally, the merger creates a compelling and attractive financial profile to improve our long-term profitability and takes our earnings potential to a level that would not otherwise be attainable if we were to continue as a single operating plant focused exclusively on producing lignite-based products. It promotes market diversification by shifting our exposure away from power generation and towards other, higher-margin, growing markets. Vertically aligning our GAC production capabilities with a vertically integrated feedstock reduces our exposure to rising raw materials costs and supply chain disruptions. In addition, the competitive properties and cost advantages that Arq Powder provides as an additive for Asphalt, Carbon Black and Marine Fuel, combined with the existing strategic partnerships that Arq has, further increases our financial performance upside.
Exclusive access to dual feedstocks as well as leveraging our existing world-class manufacturing capabilities and existing customer base allows us to enter new markets from a position of financial and operational strength.
To summarize, we believe that the proposed transaction with Arq provides long-term strategic shareholder value by:
Enabling commercial growth opportunities into expanded activated carbon and additional diverse markets;
Creating long-term cost and competitive advantages through technology, vertical integration and environmental benefits; and
Enhancing long-term profitability through entry into higher margin markets, by leveraging existing operational capabilities
We are excited to move forward with Arq in this combined endeavor and look forward to updating investors on its progress in the coming months.
Finally, Slide 7 outlines our priorities for 2022. Our main priorities for the remainder of the year include working to achieve an efficient closing of our proposed merger with Arq, as well as continuing our efforts to enhance profitability at Red River. This involves optimizing Red River’s capacity utilization to fully capture the low-cost benefit of the plant and managing supply and inventory tightness to the best of our ability. We will continue to diversify product and customer mix via growth in Industrial and Water markets while continuing to maintain and serve our Power Generation market. We will continue to seek to mitigate cost pressures stemming from inventory sourcing and supply-chain challenges through methodical step-ups in pricing and overall commercial terms.
With that, I will turn to call back over to Ryan to move us into Q&A.
Ryan Coleman – Investor Relations
Thanks, Greg. We continue to include an invitation to submit your questions ahead of time at the bottom of the conference call announcement press release, and in yesterday afternoon’s earnings press release. Thank you to those of you who sent in questions, and we invite all listeners to submit their questions going forward.
Our first question, why merge with Arq rather than a joint venture or licensing the intellectual properties?

Greg Marken– Chief Executive Officer
We evaluated a number of different deal structures, but are confident that the merger with Arq provides the most value-enhancing path forward. The value of this merger lies in the ownership of the entire combined infrastructure, which captures funding for the capital improvements that would be necessary to utilize any bituminous based feedstock, the long-term cost advantages and security of owning the feedstock and production process, and the growth opportunities available outside of activated carbon that would not otherwise be available to us. As I mentioned, by combining with Arq, we will be the only North American activated carbon producer that owns and controls its primary feedstock sources. That insulates us from much of the price and supply risk that competitors are exposed to by purchasing feedstock on the open market.
Ryan Coleman – Investor Relations
Our second question, we are yet to see the true earnings potential of Red River as a standalone operation so why pursue this merger before getting to that point?
Greg Marken– Chief Executive Officer
Although we are currently operating in an environment that has provided strong demand for our lignite-based products, that may not always be the case as long-term pressure on fossil generation remains high. We need to capitalize on opportunities to expand our feedstocks, manufacturing capabilities and end-markets that we serve during this period of favorable market conditions. This transaction provides the opportunity to diversify into producing products that address over 80% of the North American Activated Carbon market, while doing so from a position of operational strength, as we have a strong customer base and a highly utilized manufacturing plant. This opportunity will allow us to continue to transform our business by serving faster growing and emerging GAC markets, relative to markets we currently serve, and will accelerate our long-term growth.
Ryan Coleman – Investor Relations
Our third question, how confident are you in the $75 million of required CapEx forecasts for the MergeCo in this environment of high inflation, supply-chain issues, and materials scarcity?
Greg Marken– Chief Executive Officer
As with any company’s capital expansion program, macroeconomic conditions, including inflation and supply chain bottlenecks, can definitely impact the ultimate cost and timing of completed Capital projects. We will closely monitor these factors and attempt to mitigate them as effectively as possible through value engineering, project management and proactive scheduling of these expansion activities. Today, this is our best estimate given today’s market conditions as to what it will cost to expand and modify our Red River plant and Arq’s Corbin Plant in support of our combined business plan.
Ryan Coleman – Investor Relations
And our fourth and final question, what is the status of the necessary regulatory filings and timelines related to the shareholder vote?
Greg Marken– Chief Executive Officer
As many of you probably saw, we filed the initial S-4 filing on November 4th. The standard review process with the SEC will occur over the coming weeks and months. And right now, we do continue to believe that the shareholder vote will likely occur in Q1 of 2023.
Ryan Coleman – Investor Relations
Thanks, Greg, and thanks again to everyone who submitted questions. I’ll turn the call back over to Greg for his closing remarks.

Greg Marken– Chief Executive Officer
Thank you, Ryan, and thanks to everyone for joining the call this morning. We are truly excited about the ways in which we have continued to improve our business over the past nine months, both operationally and financially, and believe the Arq merger will provide a unique opportunity to enhance our long-term growth. We look forward to updating everyone next quarter.
Operator
That concludes our conference call. Thank you for your participation. You may now disconnect your lines.

Additional Information
Portions of this presentation relate to a proposed business combination between Advanced Emissions Solutions, Inc. (“ADES”) and Arq Limited (“Arq”, and such combination, the “Transactions”). In connection with the proposed Transactions, Elbert Holdings, Inc. (“New ADES”) filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement/prospectus, that will be both the proxy statement to be distributed to ADES’ shareholders in connection with its solicitation of proxies for the vote by ADES’ shareholders with respect to the business combination and other matters as may be described in the Registration Statement, as well as the preliminary prospectus relating to the offer and sale of the securities by New ADES to be issued to the shareholders of ADES in the Transactions. After the Registration Statement is declared effective, ADES will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This presentation does not contain all the information that should be considered concerning the proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions. ADES’ shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus and other documents that will be filed in connection with the proposed Transactions, as these materials contain and will contain important information about ADES, New ADES, Arq and the proposed Transactions.
When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Transactions will be mailed to shareholders of ADES as of a record date to be established for voting on the proposed Transactions. The documents relating to the proposed Transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge by contacting us at 8051 E Maplewood Ave, Ste 210, Greenwood Village, CO 80111, Attn: General Counsel.
No Offer or Solicitation
This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Participants in the Solicitation
This presentation is not a solicitation of a proxy from any security holder. ADES and its directors, executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies from ADES’ shareholders in connection with the proposed Transactions. Information regarding the names and interests in the proposed Transaction of ADES’ directors and officers is contained in ADES’ and New ADES’ filings with the SEC. Additional information regarding the interests of potential participants in the solicitation process is included in the Registration Statement and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.